Free Writing Prospectus Filed Pursuant to Rule 433 Relating to Registration Statement No. 333-261356 Dated December 3, 2021

 BSVN  Common Stock OfferingInvestor PresentationDecember 2021

 Legal Information and Disclaimer  This presentation and oral statements made regarding the subject of this presentation contain forward-looking statements. These forward-looking statements are subject to significant uncertainties because they are based upon: the amount and timing of future changes in interest rates, market behavior, and other economic conditions; future laws, regulations, and accounting principles; changes in regulatory standards and examination policies, and a variety of other matters. These other matters include, among other things, the impact of COVID-19 on the United States economy and our operations, the direct and indirect effect of economic conditions on interest rates, credit quality, loan demand, liquidity, and monetary and supervisory policies of banking regulators. These forward-looking statements reflect Bank7 Corp.’s current views with respect to, among other things, future events and Bank7 Corp.’s financial performance. Any statements about Bank7 Corp.’s expectations, beliefs, plans, predictions, forecasts, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “believes,” “can,” “could,” “may,” “predicts,” “potential,” “should,” “will,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “intends” and similar words or phrases. Any or all of the forward-looking statements in (or conveyed orally regarding) this presentation may turn out to be inaccurate. The inclusion of or reference to forward-looking information in this presentation should not be regarded as a representation by Bank7 Corp. or any other person that the future plans, estimates or expectations contemplated by Bank7 Corp. will be achieved. Bank7 Corp. has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that Bank7 Corp. believes may affect its financial condition, results of operations, business strategy and financial needs. Bank7 Corp.’s actual results could differ materially from those anticipated in such forward-looking statements as a result of risks, uncertainties and assumptions that are difficult to predict. If one or more events related to these or other risks or uncertainties materialize, or if Bank7 Corp.’s underlying assumptions prove to be incorrect, actual results may differ materially from what Bank7 Corp. anticipates. You are cautioned not to place undue reliance on forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made and Bank7 Corp. undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as may be required by law. All forward-looking statements herein are qualified by these cautionary statements. Within this presentation, we reference certain market, industry and demographic data, forecasts and other statistical information. We have obtained this data, forecasts and information from various independent, third party industry sources and publications. Nothing in the data, forecasts or information used or derived from third party sources should be construed as advice. Some data and other information are also based on our good faith estimates, which are derived from our review of industry publications and surveys and independent sources. We believe that these sources and estimates are reliable, but have not independently verified them. Statements as to our market position are based on market data currently available to us. Although we are not aware of any misstatements regarding the economic, employment, industry and other market data presented herein, these estimates involve inherent risks and uncertainties and are based on assumptions that are subject to change. This presentation includes certain non-GAAP financial measures, including pro forma net income, tax-adjusted net income, tax-adjusted earnings per share, tax-adjusted return on average assets and tax-adjusted return on average shareholders’ equity. These non-GAAP financial measures and any other non-GAAP financial measures that we discuss in this presentation should not be considered in isolation, and should be considered as additions to, and not substitutes for or superior to, measures of financial performance prepared in accordance with GAAP. There are a number of limitations related to the use of these non-GAAP financial measures versus their nearest GAAP equivalents. For example, other companies may calculate non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of Bank7 Corp.’s non-GAAP financial measures as tools for comparison. See the table in the appendix of this presentation for a reconciliation of the non-GAAP financial measures used in (or conveyed orally during) this presentation to their most directly comparable GAAP financial measures.

Offering Summary

Company	Bank7 Corp.
Exchange / Ticker	Nasdaq / BSVN
Selling Shareholder (Pre | Pro Forma Ownership)	William Bradford Haines Financial Services Trust (31.9% | 20.9%[(1)])[(2)]
Base Deal Size	1.0 million shares (100% secondary)
Overallotment Option	15% (100% secondary)
Lock-up Period	90 days for the Company, directors, officers, the selling shareholder, Lisa K. Haines Financial Services Trust, and Julee S. Lawrence Financial Services Trust
Use of Proceeds	The Company will not receive any proceeds from the offering
Sole Bookrunner	Keefe, Bruyette & Woods, *A Stifel Company*
Co-Manager	Stephens Inc.
Expected Pricing	December 9th, 2021 (after market close)

(1) Excludes overallotment option.
(2) The Haines Family Trusts, which include William Bradford Haines Financial Services Trust, Lisa K. Haines Financial Services Trust, and Julee S. Lawrence Financial Services Trust, own 63.5% of outstanding shares and would own 52.5% of outstanding shares pro forma for the offering excluding the overallotment option.

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 Positioned in dynamic markets, with a commercial banking emphasis that delivers services via a branch-lite modelEfficient and consistent operations led by experienced and talented bankers focused on high-touch personalized serviceConsistent organic growth that continues to drive exceptional tangible book value appreciationHighly disciplined credit culture that adheres to a robust risk management framework resulting in excellent credit quality and a history of low loan lossesShareholder alignment due to 71.3% insider ownership (prior to this offering)Continued focus on organic growth in our geographic footprint, while pursuing strategic acquisitionsMultiple year recipient of annual Raymond James Community Bankers Cup award recognizing top 10% of community banks across the U.S.Consistently ranked by S&P Global Market Intelligence as one of the Top Performing Community Banks in the United States  BSVN – Corporate Overview  28 72 31  11 86 165  FortWorth  Dallas  Tulsa  Oklahoma City  Topeka  Wichita  Amarillo  Lubbock  Midland  Odessa  Austin  San Antonio  Houston  BSVN Branch (9)Cornerstone Bank Branch(1) (3)  0 23 137      Acquisition of Cornerstone Bank is expected to close on December 9, 2021.

 Dollars are in thousands.Net income is tax-adjusted as if the Company were a C Corporation at the estimated tax rates for the respective periods. Combined federal and state effective tax rates for the nine months ended September 30, 2021 and 2018 of 24.8% and 25.0%, respectively.Pre-tax pre-provision earnings (PPE) is a non-GAAP financial measure, see Appendix for reconciliation to the most comparable GAAP measure for this metric.  A 3-Year Lookback From Our IPO  Exceeding Expectations – The BSVN Promise

Pending Merger with Watonga Bancshares, Inc.

Company Overview

- Watonga Bancshares, Inc. (WBI) is the bank holding company for Cornerstone Bank, which established operations in 1928
- The Bank provides personal and business banking services out of 3 branch locations on the western edge of the Oklahoma City metropolitan area
- Experienced employee base with successful, long-term customer relationships in the Oklahoma City market

Transaction Summary

Transaction Structure	▪ Consideration: 100% cash transaction ▪ Purchase price equivalent to a $9.25 million premium to WBI's TCE at close ▪ Implied aggregate merger consideration: **$32.0 million**[(1)(2)] o Price / Estimated TBV at Close: **1.41x** o Price / 2023e Earnings: **8.5x**[(3)] o Core Deposit Premium: **4.6%**
Closing	▪ **Expected closing**: December 9, 2021

Strategic Rationale

Excellent core deposit franchise that can be leveraged by Bank7's loan origination capacities to drive immediate earnings accretion

- WBI core deposits equivalent to 97.7% of total deposits as of 9/30/2021
- Considerable liquidity for Bank7 to utilize for loan growth with 51.7% gross loans / deposits

Strategic expansion in core market

- Branch locations fit naturally within Bank7's existing footprint, with three branches on the western edge of the Oklahoma City metropolitan area
- Oklahoma City continues to be a strong market, with projected 2021 – 2026 population growth of 4.3% (compared to 2.9% nationwide) and an unemployment rate of 2.1% (compared to 3.0% statewide and 4.8% nationwide) as of September 2021

Conservatively-managed bank with multiple generations of family ownership and long history of low levels of problem loans

- Nonperforming assets equivalent to <0.1% of total assets as of 9/30/2021
- Net recoveries in the twelve months ended 9/30/2021 equivalent to 0.01% of average gross loans

Financially compelling transaction metrics[(1)]

- 2022e EPS Accretion[(4)]: **~7.3%**
- 2023e EPS Accretion[(4)]: **~13.4%**
- TBV Earnback: **~3 years**
- 2023 ROATCE Pickup: **~300bps**
- TRBC at Close: **~12.9%**

(1) As of transaction announcement.
(2) Estimated merger consideration based on Watonga Bancshares, Inc.'s estimated tangible common equity at close.
(3) Anticipated run-rate earnings including cost savings and other adjustments.
(4) Assumes cost savings equivalent to 40.0% of WBI's noninterest expense, phased in 75% in 2022 and 100% in 2023.

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 Exceptional Book Value Appreciation  Tangible Book Value Per Share(1)  CAGR since Q3 2018 = 18.9%    At Q3 2018, the quarter of our IPO – tangible book value per share was $7.92, compared to tangible book value of $13.34 for the current quarter, an increase of 68.5% Including cash dividends, BSVN has produced a 85.4% overall return over the same period  Dollars are in thousands, except for per share data.Tangible shareholders’ equity and tangible book value per share are non-GAAP financial measures, see Appendix for reconciliation to the most comparable GAAP measure for this metric.

Robust and Consistent Organic Growth

- PPE grew 16.1% YoY
- Our high level of PPE is achieved in part because of our strategy of having fewer, but better FTEs, who excel at providing services and solutions utilizing our technology and processes, delivered through our branch-lite model

PPE[(1)]



16.1% increase YoY
$18.4
$25.0
$26.0
Pro Forma(2) $26.9
$15.1
$31.2
$22.9
$26.6
2016
2017
2018
2019
2020
YTD 2020
YTD 2021

Leveraging Our Employee Base



Full-Time Equivalents (FTEs)
72
80
72
78
80
85
$8.5
$8.8
$10.7
$11.1
$12.7
$13.5
2.23%
2.21%
2.05%
3.56% Stated
2.08%(3)
1.85%
1.86%
2016
2017
2018
2019
2020
YTD 2021
Assets / Full-time equivalent employee
Noninterest expense / average assets

Total Assets



CAGR Since 2016: 14.1%
$613.8
$703.6
$770.5
$866.4
$1,016.7
$1,146.2
2016
2017
2018
2019
2020
YTD 2021

Dollars are in millions. Financial data is as of or for the twelve months ended December 31 of each respective year and as of and for the nine months ended September 30, 2020 and 2021.

(1) Pre-tax pre-provision earnings (PPE) is a non-GAAP financial measure, see Appendix for reconciliation to the most comparable GAAP measure for this metric.

(2) Pro Forma PPE is a non-GAAP financial measure which adds back the one-time, extraordinary compensation expense related to the non-cash executive stock transaction that took place during the period. See Pro Forma Net Income reconciliation table in the appendix for detailed calculation of this measure.

(3) Pro Forma noninterest expense to average assets is a non-GAAP financial measure. See appendix for reconciliation to their most comparable GAAP measure.

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Reliable BSVN Performance

Return on Average Assets[1]



5-year average: 2.25%
1.78%
2.17%
2.75%
Pro Forma[2] 2.51%
1.03%
2.03%
2.29%
2016
2017
2018
2019
2020
YTD 2021

- Despite the challenging rate environment, we continue to produce robust annualized ROAA and ROATCE - 2.29% and 20.8% as of Q3 2021, respectively.
- Industry-leading efficiency ratio[3]

Efficiency Ratio



42.3%
37.2%
37.0%
65.4%
Pro Forma[2] 38.3%
36.0%
34.8%
2016
2017
2018
2019
2020
YTD 2021

Return on Average Tangible Common Equity[1]



5-year average: 22.3%
21.7%
23.3%
26.4%
Pro Forma[2] 20.9%
8.6%
19.1%
20.8%
2016
2017
2018
2019
2020
YTD 2021

Dollars are in millions. Financial data is as of or for the twelve months ended December 31 of each respective year and as of and for the nine months ended September 30, 2021.

(1) Profitability metrics are tax-adjusted as if the Company were a C Corporation at the estimated tax rates for the respective periods.

(2) Pro Forma ROAA, ROATCE and efficiency ratio are non-GAAP financial measures, see Appendix for reconciliation to the most comparable GAAP measures for these metrics.

(3) BSVN efficiency ratio of 34.8% vs. peer median of 61.3% for the nine months ended September 30, 2021. Peer group is defined as exchange-traded banks nationwide with assets between $500mm-$5bn (161 banks); Source: S&P Global Market Intelligence.

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 (3)  Dollars are in thousands.Peer group is defined as exchange-traded banks nationwide with assets between $500mm-$5bn (161 banks); Source: S&P Global Market Intelligence.Excludes one-time, non-cash executive stock transfer compensation expense of $11.8 million.As of Q3 2021, the latest data available.  Peer-Leading Performance  Income Statement as a Percentage of Average Assets  PPE to Average Assets  (1)

 Dollars are in millions. Data as of September 30, 2021.  Loan Portfolio Distribution and Growth    Gross Loan Portfolio Composition by Purpose Type  Historical Total Loan Growth  CAGR Since 2016: 13.7%

Hospitality Loan Portfolio Detail

Hotel Portfolio Exposure by Class

Flag Type	# of Hotels	Balance as of Q3 2021
Economy	15	$39.05
Midscale	18	75.21
Upper Midscale	9	73.36
Upscale	0	-
Luxury	0	-
Total	**42**	**$187.62**

Hotel Portfolio Exposure by Flag

Hotel Flag	# of Hotels	Balance as of Q3 2021
Springhill Suites by Marriott	3	$35.53
Motel 6, Studio 6, Days Inn	7	16.29
Aloft Hotels	3	27.24
Quality Inn & Suites	3	8.94
Holiday Inn Express & Suites	4	23.66
Other Brands	9	25.31
La Quinta Inn & Suites	5	18.02
Red Roof Inn	4	13.26
Wingate by Wyndham Hotel	1	8.72
Home2Suites by Hilton	2	9.82
Independent	1	0.83
Total	**42**	**$187.62**

Dollars are in millions.

- Blue collar portfolio that is well-protected by the "cycle-down" effect of a recession
- Loans personally guaranteed by experienced owner/operators with decades of history that spans multiple recessions
- Geographically concentrated in TX (83%) and other markets with few remaining COVID restrictions
- Diversified lending to many reputable brands serving mostly low to moderate price points
- Buy, sell, and refinance activity has returned to the hospitality segment with 3 portfolio property sales and 1 refinance which paid off during Q3 2021

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 Consistent underwriting fundamentals with disciplined equity requirements, debt coverage ratio requirements, personal recourse, and rapid amortization  Portfolio Metrics – 33 Operating Properties  Significant rebound in revenue throughout Texas with Q2 2021 hospitality revenue exceeding Q2 2019(1) Concentrated primarily in “Drive-To” markets in the Dallas/Fort Worth metropolitan area, with most of the remaining exposure also in TexasNo exposure to towns or cities that are heavily dependent on the energy space, or that are “gateway” cities that depend on airline traffic  Dollars are in millions except per room data. Data as of September 30, 2021.Per Source Strategies Inc. 2nd Quarter Factbook.  Hospitality Loan Portfolio Detail (Continued)

 Dollars are in millions.Liquid Guarantor: Includes any loan that is backed by a guarantor with liquidity that exceeds 50% of the outstanding balance of a secured loan. Minimally Impacted: Includes borrowers that were minimally impacted by lower prices in the 2019 -2020 downturn.Moderate Loss Risk: Includes borrowers that have been significantly impacted by lower prices but collateral that is useful in other industries (ex. Trucks, Cranes etc.) or collateral that is expected to maintain its value plus secondary support that is expected to reduce loss potential.Includes drilling contractors, roustabout operations and various suppliers   Energy Portfolio Potential Exposure

Asset Quality

Allowance for Loan Losses to Total Loans



1.36%
1.31%
1.11%
1.22%
1.04%
2017
2018
2019
2020(1)
Q3 2021(1)

Energy Portfolio as a % of Total Loans



18.60%
18.30%
14.40%
14.30%
12.86%
2017
2018
2019
2020
Q3 2021

Nonperforming Assets to Total Loans



0.35%
0.45%
0.47%
1.98%
1.07%
2017
2018
2019
2020
Q3 2021

- Continued improvement in NPA levels after peaking in Q3 2020. Currently at 1.07% and concentrated 70% in a single credit
- Underwriting practices withstood the pandemic induced economic stress with zero hospitality loans in the NPA bucket, and overall NPA's are normalizing
- Pandemic related downturn continues to fade and management is confident that overall cycle NCO's will be within our expected range
- Selectively active in the energy space, though overall reduction of energy portfolio concentration continues; decreasing from 18.60% of total loans at YE 2017 to 12.86% of total loans as of September 30, 2021
- ALLL level remains acceptable as NPA levels have quickly reduced after peaking one year ago

Financial data is as of or for the twelve months ended December 31 of each respective year and as of or for the nine months ended September 30, 2021.

(1) "Total Loans" excludes $44.9 and $27.3 million in PPP loans for YE 2020 and Q3 2021, respectively. With PPP loans included, the ratio is 1.15% and 1.01%, respectively.

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Historical Deposit Growth  Compound Annual Growth Rate = 14.1%  Deposit Composition as of September 30, 2021  84% of our loan customers also had a deposit relationship with us as of September 30, 2021Total organic core deposit growth YoY was $107.7 million, or 13.13%Core deposits totaled $928.0 million as of September 30, 2021 compared to $820.3 million as of September 30, 2020Noninterest bearing deposits have increased to 32.7% of total deposits  Core Deposits(1)  Dollars are in millions.Financial data is as of or for the twelve months ended December 31 of each respective year and as of or for the nine months ended September 30, 2021.We define core deposits as deposits obtained directly from the depositor and exclude deposits obtained from listing services and brokered deposits that are obtained through an intermediary.  Deposit Composition    Noninterest-bearing deposits    Interest-bearing deposits

 Net Interest Margin  Despite a challenging yield curve, low-yielding PPP loans, and excess liquidity, our net interest margin continues to show strengthPPP loan fee income recognized during the third quarter totaled $297,000, with $533,000 remaining to be recognized; YTD 2021 PPP loan fees recognized totaled $2.04 million  Financial data is as of or for the twelve months ended December 31 of each respective year and as of or for the nine months ended September 30, 2021 and for the three months ended March 31, 2021, June 30 2021 and September 30, 2021.Net interest margin (excluding loan fee income) is a non-GAAP financial measure, see Appendix for reconciliation to the most comparable GAAP measure for this metric.  Net Interest Margin Strength  (1)

   Consolidated Capital Ratios  Tangible Equity to Tangible Assets(1)  Tier 1 Leverage Ratio  Tier 1 Risk-Based Capital Ratio  Total Risk-Based Capital Ratio  Represents a non-GAAP financial measure, see non-GAAP reconciliations table in the appendix for reconciliation to the most comparable GAAP measure for this metric.

 1 22 137  Interest Rate Sensitivity  Source: Prospectus supplement.  As of December 31, 2020

 Appendix

 Net income and earnings per share are tax-adjusted as if the Company were a C Corporation at the estimated tax rates for the respective periods. EPS calculation is based on diluted shares. Combined federal and state effective tax rates for the nine months ended September 30, 2020 and 2021 of 25.8% and 24.8%, respectively.Represents a non-GAAP financial measure. See non-GAAP reconciliations table for reconciliation to most comparable GAAP measure for this metric. All pro forma amounts relate to the one-time, non-cash executive stock transfer which occurred in September 2019. These amounts remove the compensation and related tax impact from net income. See detail and reconciliation on slide 26 of this presentation.  Bank7 Corp. Financials

 Dollars in thousandsReturn on average assets and shareholders’ equity are tax-adjusted as if the Company were a C Corporation at the estimated tax rates for the respective periods.Efficiency ratio is calculated by dividing noninterest expense by the sum of net interest income on a tax equivalent basis and noninterest income.   Represents a non-GAAP financial measure, see non-GAAP reconciliations table for reconciliation to the most comparable GAAP measure for this metric. All pro forma amounts relate to the one-time, non-cash executive stock transfer which occurred in September 2019. These amounts remove the compensation expense and related tax impact from net income. See detail and reconciliation on slide 26 of this presentation.  Bank7 Corp. Financials (Continued)

 Non-GAAP Reconciliations  Dollars in thousands, except per share.

 Non-GAAP Reconciliations (Continued)  Dollars in thousands.All pro forma amounts relate to the one-time, non-cash executive stock transfer which occurred in September 2019. These amounts remove the compensation expense and related tax impact from net income. See detail and reconciliation on slide 26 of this presentation.

 Non-GAAP Reconciliations (Continued)  Dollars in thousands.

 On September 5, 2019, our largest shareholders, the Haines Family Trusts, contributed approximately 6.5% of their shares (656,925 shares) to the Company.  Subsequently, the Company immediately issued those shares to certain executive officers, which was charged as compensation expense of $11.8 million, including payroll taxes, through the income statement of the Company. Additionally, at the discretion of the employees receiving shares to assist in paying tax withholdings, 149,425 shares were withheld and subsequently canceled, resulting in a charge to retained earnings of $2.6 million.  2019 Pro Forma Net Income Reconciliation   Dollars in thousands.